Exhibit (a)(1)(G)

GROUPE CASINO OFFERS TO PURCHASE ALL
OUTSTANDING ORDINARY SHARES OF CNOVA N.V.

Paris, December 27, 2016, 08:30 CET - Casino, Guichard-Perrachon S.A. (“Casino”) today announced that it has commenced an offer to acquire for cash all outstanding ordinary shares of Cnova, nominal value €0.05 per share (“Cnova ordinary shares”), in the United States (the “U.S. Offer”). Pursuant to the U.S. Offer, Casino is offering to acquire all outstanding Cnova ordinary shares held by holders of Cnova ordinary shares resident in the United States (“U.S. holders”) for $5.50 per share, net to the holder in cash, without interest, less any applicable withholding taxes (the “U.S. Offer Price”). The U.S. Offer is being made pursuant and subject to the terms contained in the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal”), to be filed by Casino with the U.S. Securities Exchange Commission (the “SEC”) later today as exhibits to a tender offer statement on Schedule TO.

Casino has filed a concurrent offer in France with the French Autorité des marches financiers (AMF) (the “French Offer” and, together with the U.S. Offer, the “Offers”). The price to be paid pursuant to the French Offer will be an equivalent amount in euros calculated using the WM/Reuters spot exchange rate for euros per U.S. dollar at 5:00 p.m. Paris time on the first French business day following expiration of the French Offer. Information relating to the French Offer is available on the website of the AMF (www.amf-france.org), Casino (www.groupe-casino.fr) and Cnova (www.cnova.com).

The U.S. Offer may only be accepted by and is solely open to U.S. holders. Non-U.S. holders of Cnova ordinary shares who are permitted to participate in the French Offer pursuant to the local laws and regulations applicable to those holders may tender their Cnova ordinary shares only into the French Offer.

The U.S. Offer will expire at 5:00 PM, New York City time, on Wednesday, January 25, 2017 (the “Expiration Date”), unless Casino elects to extend the period of time during which the U.S. Offer is open, in which event the Expiration Date shall be the latest time and date at which the U.S. Offer, as extended, expires. Casino intends that the U.S. Offer and the French Offer will expire on the same day.

The Offers are made in connection with the reorganization of Cnova’s former Brazilian subsidiary within Via Varejo S.A., which was completed on October 31, 2016 (the “Reorganization” and, together with the Offers, the “Transactions”). The Cnova transaction committee and Cnova board of directors fully support the Offers and recommend that holders of Cnova ordinary shares accept the Offer and tender their Cnova ordinary shares.

Casino believes the U.S. Offer is attractive to holders of Cnova ordinary shares because, among other things, the price to be paid in the Offers implies a premium of:

•	82% over the closing price for Cnova ordinary shares on NASDAQ on April 27, 2016 of US$3.03, the trading day immediately prior to the first public reports of the potential offer;
•	62% over the closing price for Cnova ordinary shares on NASDAQ on May 11, 2016, the day immediately preceding the announcement of entry into a non-binding memorandum of understanding with respect to the Transactions; and
•	105% over the average closing price for Cnova ordinary shares on NASDAQ on trading days for the six-month period ended May 11, 2016.

The U.S. Offer is not subject to any conditions and pursuant to an agreement between Casino and Cnova, Casino may not withdraw the U.S. Offer.

ANALYST AND INVESTOR CONTACTS

Régine GAGGIOLI − Tel: +33 (0)1 53 65 64 17
rgaggioli@groupe-casino.fr
or
+33 (0)1 53 65 24 17
IR_Casino@groupe-casino.fr

PRESS CONTACTS

GROUPE CASINO
Tél: +33 (0)1 53 65 24 78
directiondelacommunication@groupe-casino.fr

AGENCE IMAGE SEPT
Simon ZAKS − Tél: +33 (0)6 60 87 50 29 − szaks@image7.fr
Karine ALLOUIS − Tél: + 33 (0)6 11 59 23 26 − kallouis@image7.fr

Disclaimer

This press release was prepared solely for information purposes and should not be construed as a solicitation or an offer to buy or sell securities or related financial instruments. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. No representation or warranty, either express or implicit, is provided in relation to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice.

This document contains certain forward-looking statements. This information is not historical data and should not be interpreted as guarantees of the future occurrence of such facts and data. These statements are based on data, assumptions and estimates that the Group believes are reasonable. The Group operates in a competitive and rapidly changing environment. It is therefore not in a position to predict all of the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. The forward-looking statements contained in this press release are made only as of the date hereof. Except as required by any applicable law, rules or regulations, the Group expressly disclaims any obligation or undertaking to publicly release any updates of any forward looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any forward-looking statement contained in this press release is based.